Exhibit 99.1

VNET Reports Unaudited Third Quarter 2024 Financial Results

BEIJING, November 20, 2024 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

“We achieved strong third quarter results mainly driven by our wholesale IDC business,” said Josh Sheng Chen, Founder, Executive Chairperson and interim Chief Executive Officer of VNET. “Our wholesale IDC business maintained its strong growth momentum as we capitalized on rising AI-driven demand. We also continued attracting high-quality customers during the third quarter, with six new order wins totaling 84MW. Notably, we won a new wholesale order from an Internet customer for 32MW at our Huailai IDC Campus, one of our green computing clusters in Hebei province. Moving forward, we will continue to develop our high-performance data centers and green business, providing reliable, premium IDC services to meet market demand. Propelling VNET’s high-quality, sustainable development remains our priority as we strive to deliver value to all of our stakeholders.”

Qiyu Wang, Chief Financial Officer of VNET, commented, “In the third quarter, we remained focused on high-quality revenue businesses with high margins. Our total net revenues increased by 12.4% year over year to RMB2.12 billion, mainly driven by remarkable wholesale revenue growth of 86.4% year over year. Our adjusted EBITDA also grew by 17.1% year over year to RMB594.8 million in the third quarter of 2024. We previously reported adjusted EBITDA for the third quarter of 2023 at RMB507.9 million. Such figure included VAT surplus deduction benefit of RMB13.3 million, which is now considered non-continuable due to the termination of preferential tax policies since January 1, 2024 (the “Discontinued VAT Benefits”). The year-over-year growth in adjusted EBITDA would be 20.2% if the Discontinued VAT Benefits were excluded from the adjusted EBITDA calculation for the same period last year. We also aim to enter a definitive agreement with one of China’s leading insurance companies by the end of 2024 to form a pre-REITs fund. The fund will feature the first and second phases of our Taicang IDC Campus as the underlying assets, with us retaining approximately a 51% interest in the fund. This will further strengthen our cash reserves and support our sustainable development. Looking ahead, we will continue strengthening our core capabilities and capitalizing on AI-driven opportunities to create long-term shareholder value.”

Third Quarter 2024 Financial Highlights

•	Total net revenues increased by 12.4% to RMB2.12 billion (US$302.2 million) from RMB1.89 billion in the same period of 2023.

•	Net revenues from the IDC business[1] increased by 18.4% to RMB1.50 billion (US$213.5 million) from RMB1.27 billion in the same period of 2023.

•	Net revenues from the wholesale IDC business (“wholesale revenues”) increased by 86.4% to RMB523.0 million (US$74.5 million) from RMB280.6 million in the same period of 2023.

•	Net revenues from the retail IDC business (“retail revenues”) decreased slightly by 1.0% to RMB975.5 million (US$139.0 million) from RMB984.9 million in the same period of 2023.

•	Net revenues from the non-IDC business[2] increased by 0.2% to RMB622.3 million (US$88.7 million) from RMB621.4 million in the same period of 2023.

•	Adjusted cash gross profit (non-GAAP) increased by 16.6% to RMB860.7 million (US$122.6 million) from RMB738.4 million in the same period of 2023. Adjusted cash gross margin (non-GAAP) was 40.6%, compared with 39.1% in the same period of 2023.

•	Adjusted EBITDA (non-GAAP) increased by 17.1% to RMB594.8 million (US$84.8 million) from RMB507.9 million in the same period of 2023. Such figure in the third quarter of 2023 included Discontinued VAT Benefits of RMB13.3 million. The year-over-year growth in adjusted EBITDA would be 20.2% if the Discontinued VAT Benefits were excluded from the adjusted EBITDA calculation for the same period last year. Adjusted EBITDA margin (non-GAAP) was 28.0%, compared with 26.9% in the same period of 2023.

•	Net income increased by RMB372.0 million and RMB260.3 million to RMB332.2 million (US$47.3 million) in the third quarter, compared with a net loss of RMB39.9 million in the same period of 2023 and a net income of RMB71.8 million in the second quarter of 2024, respectively.

1 IDC business refers to managed hosting services, consisting of the wholesale IDC business and the retail IDC business. Beginning in the first quarter of 2024, our IDC business was subdivided into wholesale IDC business and retail IDC business according to the nature and scale of our data center projects. Prior to 2024, the subdivision was based on customer contract types.

2 Non-IDC business consists of cloud services and VPN services.

Third Quarter 2024 Operational Highlights

Wholesale IDC Business3

•	Capacity in service was 358MW as of September 30, 2024, compared with 332MW as of June 30, 2024, and 290MW as of September 30, 2023. Capacity under construction was 297MW as of September 30, 2024.

•	Capacity utilized by customers reached 279MW as of September 30, 2024, compared with 252MW as of June 30, 2024, and 161MW as of September 30, 2023. The sequential increase during the third quarter of 2024 was 27MW, which was mainly contributed by the E-JS Campus 02 C data center and the N-OR06 data center.

•	Utilization rate[4] of wholesale capacity was 78.0% as of September 30, 2024, compared with 75.9% as of June 30, 2024, and 55.4% as of September 30, 2023.

•	Utilization rate of mature wholesale capacity[5] was 95.6% as of September 30, 2024, compared with 94.9% as of June 30, 2024, and 94.4% as of September 30, 2023.

•	Utilization rate of ramp-up wholesale capacity[6] was 46.4% as of September 30, 2024, compared with 45.7% as of June 30, 2024, and 18.4% as of September 30, 2023.

•	Total capacity committed[7] was 352MW as of September 30, 2024, compared with 326MW as of June 30, 2024, and 236MW as of September 30, 2023.

•	Commitment rate[8] for capacity in service was 98.2% as of September 30, 2024, compared with 98.1% as of June 30, 2024, and 81.3% as of September 30, 2023.

•	Total capacity pre-committed[9] was 262MW and pre-commitment rate[10] for capacity under construction was 88.4% as of September 30, 2024.

Retail IDC Business11

•	Capacity in service was 52,250 cabinets as of September 30, 2024, compared with 52,177 cabinets as of June 30, 2024, and 52,200 cabinets as of September 30, 2023.

•	Capacity utilized by customers reached 32,950 cabinets as of September 30, 2024, compared with 33,253 cabinets as of June 30, 2024, and 33,845 cabinets as of September 30, 2023.

•	Utilization rate of retail capacity was 63.1% as of September 30, 2024, compared with 63.7% as of June 30, 2024, and 64.8% as of September 30, 2023.

•	Utilization rate of mature retail capacity[12] was 69.5% as of September 30, 2024, compared with 72.5% as of June 30, 2024, and 73.1% as of September 30, 2023.

3 For wholesale IDC business, certain projects hosted in our E-JS02 data center with an aggregate of 27MW capacity were excluded and are expected to be continuously excluded from in-service wholesale due to pending commercial discussion with the client. Such projects were included as in-service wholesale from the first quarter of 2021 to the fourth quarter of 2023, given that such projects had been delivered to the client based on the terms of the MOU.

4 Utilization rate is calculated by dividing capacity utilized by customers by the capacity in service.

5 Mature wholesale capacity refers to wholesale data centers in which utilization rate is at or above 80%.

6 Ramp-up wholesale capacity refers to wholesale data centers in which utilization rate is below 80%.

7 Total capacity committed is the capacity committed to customers pursuant to customer agreements remaining in effect.

8 Commitment rate is calculated by total capacity committed divided by total capacity in service.

9 Total capacity pre-committed is the capacity under construction which is pre-committed to customers pursuant to customer agreements remaining in effect.

10 Pre-commitment rate is calculated by total capacity pre-committed divided by total capacity under construction.

11 For retail IDC business, since the first quarter of 2024, we have excluded a certain number of reserved cabinets from the capacity in service. Reserved cabinets refer to those that have not been utilized on a large scale, those that are planned to be closed, or those that are planned to be further upgraded. As of September 30, 2023, June 30, 2024, and September 30, 2024, 4,426, 4,150, and 4,150 reserved cabinets, respectively, were excluded from the calculation of utilization rate of retail IDC business capacity.

12 Mature retail capacity refers to retail data centers that came into service prior to the past 24 months.

•	Utilization rate of ramp-up retail capacity[13] was 16.8% as of September 30, 2024, compared with 12.7% as of June 30, 2024, and 18.7% as of September 30, 2023.

•	Monthly recurring revenue (MRR) per retail cabinet was RMB8,788 in the third quarter of 2024, compared with RMB8,753 in the second quarter of 2024 and RMB8,845 in the third quarter of 2023.

Third Quarter 2024 Financial Results

TOTAL NET REVENUES: Total net revenues in the third quarter of 2024 were RMB2.12 billion (US$302.2 million), representing an increase of 12.4% from RMB1.89 billion in the same period of 2023. The year-over-year increase was mainly driven by the continued growth of our wholesale IDC business.

Net revenues from IDC business increased by 18.4% to RMB1.50 billion (US$213.5 million) from RMB1.27 billion in the same period of 2023. The year-over-year increase was mainly driven by an increase in wholesale revenues.

•	Wholesale revenues increased by 86.4% to RMB523.0 million (US$74.5 million) from RMB280.6 million in the same period of 2023.

•	Retail revenues decreased to RMB975.5 million (US$139.0 million) from RMB984.9 million in the same period of 2023.

Net revenues from non-IDC business increased by 0.2% to RMB622.3 million (US$88.7 million) from RMB621.4 million in the same period of 2023.

GROSS PROFIT: Gross profit in the third quarter of 2024 was RMB491.7 million (US$70.1 million), representing an increase of 60.4% from RMB306.5 million in the same period of 2023. Gross margin in the third quarter of 2024 was 23.2%, compared with 16.2% in the same period of 2023. The year-over-year increase was primarily attributable to a reduction in depreciation expense due to the change in the estimated useful lives of property and equipment starting from January 1, 2024.

ADJUSTED CASH GROSS PROFIT (non-GAAP), which excludes depreciation, amortization, and share-based compensation expenses, was RMB860.7 million (US$122.6 million) in the third quarter of 2024, compared with RMB738.4 million in the same period of 2023. Adjusted cash gross margin (non-GAAP) in the third quarter of 2024 was 40.6%, compared with 39.1% in the same period of 2023.

OPERATING EXPENSES: Total operating expenses in the third quarter of 2024 were RMB300.3 million (US$42.8 million), compared with RMB274.3 million in the same period of 2023.

Sales and marketing expenses were RMB60.7 million (US$8.7 million) in the third quarter of 2024, compared with RMB64.1 million in the same period of 2023.

Research and development expenses were RMB53.1 million (US$7.6 million) in the third quarter of 2024, compared with RMB80.7 million in the same period of 2023.

General and administrative expenses were RMB132.5 million (US$18.9 million) in the third quarter of 2024, compared with RMB137.9 million in the same period of 2023.

ADJUSTED OPERATING EXPENSES (non-GAAP), which exclude share-based compensation expenses, were RMB293.6 million (US$41.8 million) in the third quarter of 2024, compared with RMB264.8 million in the same period of 2023. As a percentage of total net revenues, adjusted operating expenses (non-GAAP) in the third quarter of 2024 were 13.8%, compared with 14.0% in the same period of 2023.

ADJUSTED EBITDA (non-GAAP): Adjusted EBITDA in the third quarter of 2024 was RMB594.8 million (US$84.8 million), representing an increase of 17.1% from RMB507.9 million in the same period of 2023. Such figure in the third quarter of 2023 included Discontinued VAT Benefits of RMB13.3 million. The year-over-year growth in adjusted EBITDA would be 20.2% if the Discontinued VAT Benefits were excluded from the adjusted EBITDA calculation for the same period last year). Adjusted EBITDA margin (non-GAAP) in the third quarter of 2024 was 28.0%, compared with 26.9% in the same period of 2023.

13 Ramp-up retail capacity refers to retail data centers that came into service within the past 24 months, or mature retail data centers that have undergone improvements within the past 24 months.

NET INCOME/LOSS ATTRIBUTABLE TO VNET GROUP, INC.: Net income attributable to VNET Group, Inc. in the third quarter of 2024 was RMB317.6 million (US$45.3 million), compared with a net loss attributable to VNET Group, Inc. of RMB50.5 million in the same period of 2023. The year-over-year increase was mainly due to a gain in debt extinguishment.

EARNINGS PER SHARE: Basic and diluted earnings per share in the third quarter of 2024 were RMB0.20 (US$0.03) and RMB0.05 (US$0.01), respectively, which represents the equivalent to RMB1.20 (US$0.18) and RMB0.30 (US$0.06) per American depositary share (“ADS”). Each ADS represents six Class A ordinary shares. Diluted earnings per share is calculated using adjusted net income attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

LIQUIDITY: As of September 30, 2024, the aggregate amount of the Company’s cash and cash equivalents, restricted cash and short-term investments was RMB2.10 billion (US$298.9 million).

Total short-term debt consisting of short-term bank borrowings and the current portion of long-term borrowings was RMB1.87 billion (US$266.4 million). Total long-term debt was RMB8.88 billion (US$1.26 billion), comprised of long-term borrowings of RMB7.08 billion (US$1.0 billion) and convertible promissory notes of RMB1.79 billion (US$255.6 million).

Net cash generated from operating activities in the third quarter of 2024 was RMB760.4 million (US$108.4 million), compared with RMB454.3 million in the same period of 2023. During the third quarter of 2024, the Company obtained new debt financing, refinancing facilities and other financings of RMB0.95 billion (US$134.7 million).

Recent Development

The Company plans to sign a definitive agreement by the end of 2024 on a pre-REITs project with one of China's leading insurance companies, under which the Company will form a pre-REITs fund (the "Fund") to feature the first and second phases of our Taicang IDC Campus as the underlying assets with approximately 210MW total IT capacity and RMB5.74 billion estimated value.

The Company is expected to own approximately 51% interest in the Fund and sell the remaining 49% interest to the insurance company, the consideration of which would be approximately RMB1.15 billion, calculated based on the assets and liabilities of the fund at the establishment date.

After the completion of this transaction, VNET intends to consolidate the Fund for financial reporting purpose, while operating the Taicang IDC project to offer stable and premium infrastructure services. The financial results of the Fund’s underlying assets are expected to be consolidated into the Company’s financial statement.

Business Outlook

The Company increased its full year 2024 guidance for total net revenues and adjusted EBITDA. Specifically, the Company now expects total net revenues for 2024 to be between RMB8,000 million to RMB8,100 million, representing year-over-year growth of 7.9% to 9.3%, and adjusted EBITDA (non-GAAP) to be in the range of RMB2,280 million to RMB2,300 million, representing year-over-year growth of 11.8% to 12.8%. Such figure in the third quarter of 2023 adjusted EBITDA included Discontinued VAT Benefits of RMB13.3 million. The year-over-year growth in adjusted EBITDA would be 16.4% to 17.4% if the Discontinued VAT Benefits were excluded from the adjusted EBITDA calculation for the same period last year.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions and is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on Wednesday, November 20, 2024, or 9:00 AM Beijing Time on Thursday, November 21, 2024.

For participants who wish to join the call, please access the links provided below to complete the online registration process.

English line:

https://s1.c-conf.com/diamondpass/10043189-1ej64l.html

Chinese line (listen-only mode):

https://s1.c-conf.com/diamondpass/10043190-a2lrfs.html

Participants can choose between the English and Chinese options for pre-registration above. Please note that the Chinese option will be in listen-only mode. Upon registration, each participant will receive an email containing details for the conference call, including dial-in numbers, a conference call passcode and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.vnet.com.

A replay of the conference call will be accessible through November 28, 2024, by dialing the following numbers:

US/Canada: 1 855 883 1031

Mainland China:	400 1209 216
Hong Kong, China:	800 930 639
International:	+61 7 3107 6325
Reply PIN (English line):	10043189
Reply PIN (Chinese line):	10043190

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,500 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "target," "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement as well as VNET's strategic and operational plans, including the plan to sign a definitive agreement on a pre-REITs project, contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET's goals and strategies; VNET's liquidity conditions; VNET's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET's services; VNET's expectations regarding keeping and strengthening its relationships with customers; VNET's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET's reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2023	September 30, 2024
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	2,243,537	1,524,819	217,285
Restricted cash	2,854,568	556,266	79,267
Accounts and notes receivable, net	1,715,975	1,861,828	265,308
Short-term Investments	356,820	15,879	2,263
Prepaid expenses and other current assets	2,375,341	2,665,924	379,891
Amounts due from related parties	277,237	317,619	45,260
Total current assets	9,823,478	6,942,335	989,274

Non-current assets:
Property and equipment, net	13,024,393	15,153,253	2,159,321
Intangible assets, net	1,383,406	1,347,751	192,053
Land use rights, net	602,503	588,846	83,910
Operating lease right-of-use assets, net	4,012,329	4,412,834	628,824
Restricted cash	882	882	126
Deferred tax assets, net	247,644	309,390	44,088
Long-term investments, net	757,949	798,638	113,805
Other non-current assets	533,319	371,501	52,938
Total non-current assets	20,562,425	22,983,095	3,275,065
Total assets	30,385,903	29,925,430	4,264,339

Liabilities and Shareholders' Equity
Current liabilities:
Short-term bank borrowings	30,000	552,270	78,698
Accounts and notes payable	696,177	728,361	103,791
Accrued expenses and other payables	2,783,102	2,527,584	360,178
Advances from customers	1,605,247	1,752,935	249,791
Deferred revenue	95,477	87,354	12,448
Income taxes payable	35,197	51,554	7,346
Amounts due to related parties	356,080	354,903	50,573
Current portion of long-term borrowings	723,325	1,317,343	187,720
Current portion of finance lease liabilities	115,806	107,785	15,359
Current portion of deferred government grants	8,062	8,538	1,217
Current portion of operating lease liabilities	780,164	874,957	124,680
Convertible promissory notes	4,208,495	-	-
Total current liabilities	11,437,132	8,363,584	1,191,801

Non-current liabilities:
Long-term borrowings	5,113,521	7,082,026	1,009,181
Convertible promissory notes	1,769,946	1,793,894	255,628
Non-current portion of finance lease liabilities	1,159,525	1,169,573	166,663
Unrecognized tax benefits	98,457	98,457	14,030
Deferred tax liabilities	688,362	703,390	100,232
Deferred government grants	145,112	265,941	37,896
Non-current portion of operating lease liabilities	3,270,759	3,587,701	511,243
Derivative liability	188,706	-	-
Total non-current liabilities	12,434,388	14,700,982	2,094,873

Shareholders' equity
Ordinary shares	107	109	16
Additional paid-in capital	17,291,312	17,256,955	2,459,096
Accumulated other comprehensive loss	(14,343)	(16,088)	(2,293)
Statutory reserves	80,615	94,276	13,434
Accumulated deficit	(11,016,323)	(10,835,688)	(1,544,073)
Treasury stock	(326,953)	(163,073)	(23,238)
Total VNET Group, Inc. shareholders’ equity	6,014,415	6,336,491	902,942
Noncontrolling interest	499,968	524,373	74,723
Total shareholders' equity	6,514,383	6,860,864	977,665
Total liabilities and shareholders' equity	30,385,903	29,925,430	4,264,339

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2023	June 30, 2024	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	1,886,924	1,993,760	2,120,794	302,211	5,514,450	6,012,680	856,800
Cost of revenues	(1,580,446)	(1,568,865)	(1,629,111)	(232,146)	(4,512,843)	(4,685,381)	(667,661)
Gross profit	306,478	424,895	491,683	70,065	1,001,607	1,327,299	189,139

Operating income (expenses)
Operating income	26,706	-	11,767	1,677	73,980	15,716	2,240
Sales and marketing expenses	(64,077)	(58,225)	(60,700)	(8,650)	(192,921)	(190,668)	(27,170)
Research and development expenses	(80,673)	(61,998)	(53,127)	(7,571)	(241,549)	(190,514)	(27,148)
General and administrative expenses	(137,931)	(107,297)	(132,482)	(18,879)	(393,395)	(466,076)	(66,415)
Allowance for doubtful debt	(18,316)	(2,753)	(65,731)	(9,367)	(7,034)	(63,309)	(9,021)
Total operating expenses	(274,291)	(230,273)	(300,273)	(42,790)	(760,919)	(894,851)	(127,514)

Operating profit	32,187	194,622	191,410	27,275	240,688	432,448	61,625
Interest income	12,887	5,449	4,218	601	28,606	21,796	3,106
Interest expense	(91,800)	(92,172)	(93,996)	(13,394)	(233,295)	(323,850)	(46,148)
Impairment of long-term investments	(11,115)	-	-	-	(11,115)	-	-
Other income	7,536	30,475	15,584	2,221	22,892	50,873	7,249
Other expenses	(10,975)	(6,900)	(8,783)	(1,252)	(14,887)	(17,105)	(2,437)
Changes in the fair value of financial liabilities	266	712	(7,107)	(1,013)	21,718	(2,537)	(362)
Gain on debt extinguishment	-	-	246,175	35,080	-	246,175	35,080
Foreign exchange gain (loss)	24,606	(4,387)	14,833	2,114	(168,391)	(17,915)	(2,553)
(Loss) income before income taxes and gain from equity method investments	(36,408)	127,799	362,334	51,632	(113,784)	389,885	55,560
Income tax expenses	(6,317)	(59,149)	(31,149)	(4,439)	(63,748)	(151,682)	(21,615)
Gain from equity method investments	2,842	3,199	965	138	3,651	6,770	965
Net (loss) income	(39,883)	71,849	332,150	47,331	(173,881)	244,973	34,910
Net income attributable to noncontrolling interest	(10,579)	(8,174)	(14,524)	(2,070)	(27,167)	(50,677)	(7,221)
Net (loss) income attributable to the VNET Group, Inc.	(50,462)	63,675	317,626	45,261	(201,048)	194,296	27,689

(Loss) earnings per share
Basic	(0.06)	0.04	0.20	0.03	(0.23)	0.12	0.02
Diluted	(0.06)	0.04	0.05	0.01	(0.24)	(0.02)	(0.00)
Shares used in (loss) earnings per share computation
Basic*	889,058,872	1,594,662,099	1,602,860,426	1,602,860,426	888,724,901	1,588,659,647	1,588,659,647
Diluted*	889,058,872	1,595,517,338	1,740,565,086	1,740,565,086	899,884,241	1,725,023,283	1,725,023,283

(Loss) earnings per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.36)	0.24	1.20	0.18	(1.38)	0.72	0.12
Diluted	(0.36)	0.24	0.30	0.06	(1.44)	(0.12)	(0.02)

* Shares used in (loss) earnings per share/ADS computation were computed under weighted average method.

VNET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended					Nine months ended
	September 30, 2023		June 30, 2024	September 30, 2024		September 30, 2023	September 30, 2024
	RMB		RMB	RMB	US$	RMB	RMB	US$
Gross profit	306,478		424,895	491,683	70,065	1,001,607	1,327,299	189,139
Plus: depreciation and amortization	431,933		364,616	368,764	52,548	1,233,983	1,085,984	154,751
Plus: share-based compensation expenses	-		(2,190)	234	33	-	234	33
Adjusted cash gross profit	738,411		787,321	860,681	122,646	2,235,590	2,413,517	343,923
Adjusted cash gross margin	39.1%		39.5%	40.6%	40.6%	40.5%	40.1%	40.1%

Operating expenses	(274,291)		(230,273)	(300,273)	(42,790)	(760,919)	(894,851)	(127,514)
Plus: share-based compensation expenses	9,475		(12,962)	6,709	956	25,817	105,428	15,023
Adjusted operating expenses	(264,816	)*	(243,235)	(293,564)	(41,834)	(735,102)	(789,423)	(112,491)

Operating profit	32,187	*	194,622	191,410	27,275	240,688	432,448	61,625
Plus: depreciation and amortization	466,285		394,334	396,428	56,491	1,332,649	1,170,313	166,768
Plus: share-based compensation expenses	9,475		(15,152)	6,943	989	25,817	105,662	15,057
Adjusted EBITDA	507,947	*	573,804	594,781	84,755	1,599,154	1,708,423	243,450
Adjusted EBITDA margin	26.9%		28.8%	28.0%	28.0%	29.0%	28.4%	28.4%

* Included VAT surplus deduction benefit of RMB13.3 million, which is now considered non-continuable due to the termination of preferential tax policies since January 1, 2024.

VNET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	September 30, 2023	June 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(39,883)	71,849	332,150	47,331
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Depreciation and amortization	461,603	388,711	393,719	56,105
Share-based compensation expenses	9,475	(15,152)	6,943	989
Others	130,633	101,890	(107,550)	(15,326)
Changes in operating assets and liabilities
Accounts and notes receivable	(70,896)	142,469	(138,968)	(19,803)
Prepaid expenses and other current assets	(48,380)	(79,893)	116,055	16,538
Accounts and notes payable	21,763	(47,018)	8,463	1,206
Accrued expenses and other payables	(54,577)	(61,463)	65,481	9,329
Deferred revenue	36,008	(14,000)	2,300	328
Advances from customers	124,816	(63,305)	222,083	31,647
Others	(116,249)	(18,884)	(140,310)	(19,994)
Net cash generated from operating activities	454,313	405,204	760,366	108,350

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(946,444)	(998,489)	(1,426,892)	(203,330)
Purchases of intangible assets	(18,228)	(7,594)	(33,806)	(4,817)
Proceeds from (payments for) investments	144,516	(138,224)	92,426	13,171
Proceeds from other investing activities	70,010	117,209	31,762	4,526
Net cash used in investing activities	(750,146)	(1,027,098)	(1,336,510)	(190,450)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	756,101	690,848	745,534	106,238
Repayments of bank borrowings	(78,050)	(533,324)	(129,893)	(18,510)
Repayments of 2025 Convertible Notes	(148,842)	-	-	-
Payments for finance leases	(30,366)	(9,586)	(27,669)	(3,943)
Proceeds from (payments for) other financing activities	216,711	516,493	(59,645)	(8,499)
Net cash generated from financing activities	715,554	664,431	528,327	75,286

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(12,476)	3,370	(6,049)	(862)
Net increase (decrease) in cash, cash equivalents and restricted cash	407,245	45,907	(53,866)	(7,676)
Cash, cash equivalents and restricted cash at beginning of period	2,616,969	2,089,926	2,135,833	304,354
Cash, cash equivalents and restricted cash at end of period	3,024,214	2,135,833	2,081,967	296,678